

NEWS RELEASE

<u>**FOR IMMEDIATE RELEASE**</u>

July 30, 2007

CAPITOL FEDERAL FINANCIAL
TO PRESENT AT KEEFE, BRUYETTE, & WOOD'S 8TH ANNUAL
COMMUNITY BANK INVESTOR CONFERENCE

Topeka, KS – Capitol Federal Financial (NASDAQ:CFFN) announced today that it will participate as a presenter at Keefe, Bruyette, & Wood's Community Bank Investor Conference in New York City on August 1st. The conference features presentations from community banks that are part of the America's Community Bankers NASDAQ Stock Index. John B. Dicus, president and chief executive officer, is scheduled to present on Wednesday, August 1st, 2007. The presentation is scheduled for 1:30 PM EDT.

A link to the live webcast will be available under the Investor Relations tab on the company website, http://www.capfed.com. Anyone who intends to listen to the live webcast should go to the website at least fifteen minutes early to download and install any necessary software. For those unable to listen to the live broadcast, a replay will be available until October 1st, 2007.

Capitol Federal Financial is the holding company for Capitol Federal Savings Bank which operates 38 branch offices in Kansas.

Except for the historical information contained in this press release, the matters discussed may be deemed to be forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties, including changes in economic conditions in the Company's market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the Company's market area, competition, and other risks detailed from time to time in the Company's SEC reports. Actual strategies and results in future periods may differ materially from those currently expected. These forward looking statements represent the Company's judgment as of the date of the release. The Company disclaims, however, any intent or obligation to update these forward-looking statements.

For further information contact:
    Jim Wempe
    Vice President, Investor Relations
    700 S Kansas Ave.
    Topeka, KS   66603
    (785) 270-6055
    jwempe@capfed.com